SEC FILE NUMBER 333-73996
CUSIP NUMBER 61735R104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D
	☐	Form N-CEN	☐	Form N-CSR

For Period Ended:  December 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Morgan Group Holding Co.
Full Name of Registrant

Former Name if Applicable
401 Theodore Fremd Avenue

Address of Principal Executive Office (Street and Number)
Rye, NY 10580

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, Form N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Morgan Group Holding Company (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Annual Report”) by the March 30, 2020 filing date applicable to smaller reporting companies due to a delay experienced by the Company in completing its financial statements. The Company was a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) without significant assets or business operations prior to its merger with G.research, LLC, an operating company under common control (“G.research”) with the issuer, on October 31, 2019. The merger necessitated a fundamental change in presentation for financial reporting for the Company and introduced significant unforeseen demands on management’s review and analysis. The Company expects to file the Form 10-K on or before the expiration of the 15-calendar day extension period provided in Rule 12b-25(b).

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph Fernandez	(914)	921-5216
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes ☐ No

521(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes ☐  No

The issuer and G.research were under common control prior to their merger.  The merger of the shell company and an operating business required a retrospective of the combination and the preparation of comparative results of operations would therefore not be meaningful.

Morgan Group Holding Co.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2020	By	/s/ Joseph Fernandez
Name: Joseph Fernandez
Title: Principal Financial Officer